UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONVIO, INC.

(Name of Subject Company)

CONVIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W 105 (Common Stock)

(CUSIP Number of Class of Securities)

Gene Austin

President and Chief Executive Officer

11501 Domain Drive, Suite 200

Austin, Texas 78758

(512) 652-2600

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

John J. Gilluly, Esq.

DLA Piper LLP (US)

401 Congress, Suite 2500

Austin, Texas 78701

(512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2012 (the “Schedule 14D-9”) by Convio, Inc., a Delaware corporation (the “Company” or “Convio”), and amended on January 31, 2012, relating to the tender offer by Caribou Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Blackbaud, Inc. (“Blackbaud” or “Parent”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share of the Company (“Common Stock”) at a purchase price of $16.00 per share, payable net to seller in cash, without interest (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended and/or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 25, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2012 (as it may be amended and/or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and/or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph under the heading “Antitrust” in its entirety and replacing it with the following paragraph:

“On January 27, 2012, Blackbaud notified the FTC and the Antitrust Division that it will voluntarily withdraw its Premerger Notification and Report Form effective February 3, 2012 and intends to refile it on or about February 6, 2012. Blackbaud took this procedural step in order to facilitate the FTC and the Antitrust Division’s review of the Offer and the Merger. On February 7, 2012, Blackbaud refiled the Premerger Notification and Report Form with the FTC and the Antitrust Division. Following the refiling on February 7, 2012, the waiting period with respect to the Offer and the Merger would expire at 11.59 p.m., New York City time, on February 22, 2012, unless the FTC and the Antitrust Division terminate the waiting period earlier, Blackbaud withdraws its notification under the HSR Act, or the FTC or the Antitrust Division extends the waiting period by issuing to Blackbaud, prior to the expiration or termination of the waiting period, a request for additional information and documentary material.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JAMES R. OFFERDAHL
Name:	James R. Offerdahl
Title:	Chief Financial Officer

Dated: February 7, 2012